cm

06050632

TES
.GECOMMISSION
Washington, D.C. 20549

ICJ
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 28 2006
DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPR Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10003 Woodloch Forest, Suite 275
(No. and Street)

The Woodlands	Texas	77380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tristan Renz (281) 681-1640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2700 Three Allen Center, 333 Clay Street	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tristan Renz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPR Investments, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

TPR Investments, L.P.

December 31, 2005

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
TPR Investments, L.P.

We have audited the accompanying statement of financial condition of TPR Investments, L.P. as of December 31, 2005, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPR Investments, L.P. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Houston, Texas
January 20, 2006

333 Clay Street
2700 Three Allen Center
Houston, TX 77002
T 832.476.3600
F 713.655.8741
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

TPR Investments, L.P.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	4,568,486
Deposit with clearing organization		100,000
Marketable securities owned, at market value (cost of $16,004,920)		16,127,276
Total current assets		20,795,762
Other assets:		
Investments in contracts		7,264,058
Property and equipment, net of accumulated depreciation of $160,668		455,365
Other assets		21,280
Total other assets		7,740,703
	$	28,536,465

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:		
Accounts payable	$	86,406
Current maturities of long-term debt		21,995
Total current liabilities		108,401
Long-term debt, net of current maturities		317,691
Total liabilities		426,092
Partners' capital		28,110,373
Total liabilities and partners' capital	$	28,536,465

The accompanying notes are an integral part of this statement.

TPR Investments, L.P.

STATEMENT OF INCOME
Year ended December 31, 2005

Revenues	
Trading profits	$ 17,673,780
Unrealized loss on securities transactions	(46,087)
Dividend and interest income	515,773
Total revenues	18,143,466
Expenses	
Commissions expense	1,234,498
Operating	2,235,140
Rent	92,591
Legal and professional fees	60,850
Depreciation and amortization	54,246
Other	25,545
Total expenses	3,702,870
Net income	$ 14,440,596

The accompanying notes are an integral part of this statement.

TPR Investments, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year ended December 31, 2005

	Limited partner 99.99%	General partner 0.01%	Total
Partners' capital at January 1, 2005	$ 24,215,491	$ 4,038	$ 24,219,529
Distributions	(10,549,752)	-	(10,549,752)
Net income	14,439,152	1,444	14,440,596
Partners' capital at December 31, 2005	$ 28,104,891	$ 5,482	$ 28,110,373

The accompanying notes are an integral part of this statement.

TPR Investments, L.P.

STATEMENT OF CASH FLOWS
Year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 14,440,596
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	54,246
Amortization of discount on securities	(168,443)
Change in assets and liabilities	
Commissions receivable	2,818,157
Accrued interest receivable	19,707
Purchases of marketable securities owned	(15,953,836)
Investments in contracts	1,278,309
Other assets	2,858
Accounts payable	(17,989)
Net cash provided by operating activities	2,473,605
Cash flows from investing activities:	
Purchases of equipment	(36,071)
Cash flows from financing activities:	
Principal payments on long term debt	(5,274)
Net distributions to partners	(10,549,752)
Net cash used in financing activities	(10,555,026)
Net decrease in cash and cash equivalents	(8,117,492)
Cash and cash equivalents, beginning of year	12,685,978
Cash and cash equivalents, end of year	$ 4,568,486
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 17,112

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

TPR Investments, L.P., a Texas limited partnership (the Partnership), was formed on November 13, 2000 for the purpose of providing investment services in fixed-income securities. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Partnership will continue in existence until the close of business on December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement). The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner).

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

1. Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Revenue Recognition

Revenue from trading profits is generated from the buying and selling of securities, and the revenue is recognized on a trade date basis. Revenue from interest and dividends is recognized when earned.

4. Marketable securities owned

Investments in marketable securities owned are stated at market value. Changes in market value are reflected as unrealized appreciation or depreciation in the accompanying statement of operations. Securities transactions are accounted for on a trade date basis. Interest income is recorded on the accrual basis.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

5. Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization and includes furniture and fixtures, computer and office equipment, building and leasehold improvements. Depreciation of property and equipment is provided using the straight-line method based on estimated useful lives of 3 to 27 ½ years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the useful life of the asset.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Income Taxes

No provision for federal or state income taxes is made in the accounts of the Partnership since such taxes are liabilities of the individual partners and thus depend on their respective tax situations.

7. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Partnership has a commission sharing arrangement with another broker-dealer. The commission expense through this arrangement totaled $1,234,498 in 2005.

8. Investments in Contracts

Investments in contracts are stated at their amortized cost, which management has determined approximates the fair value of the Float Forward Agreements. These investments include investment agreements which give the partnership reinvestment rights of particular government security portfolios. The fair value of the Float Forward Agreements has been estimated based on the present value of the float reinvestment and substitution rights granted by the contracts.

9. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

10. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

11. Fair Value of Financial Instruments

The following methods and assumptions are used by the Partnership in estimating fair values of financial instruments as disclosed herein.

Cash and cash equivalents – the carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Marketable securities owned – Marketable securities owned are carried at fair market value. The amortization of premiums and accretion of discounts are recognized in interest income using the straight-line method.

Investments in contracts – Investments in contracts are carried at amortized cost, which management has determined approximates fair value

Long-term debt – the carrying value of the Partnerships' long-term debt approximate fair value due to the fact that it bears interest at a rate which represents a current market rate.

NOTE B – CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance includes a money market account held by National Financial Services, LLC, the Partnership's clearing agent, and cash held by HSBC Securities, Inc. in the Partnership's name.

NOTE C – MARKETABLE SECURITIES OWNED

Investments in securities at December 31, 2005 are summarized as follows:

Description	Par value	Market value	Amortized Cost
U.S. Treasuries	$ 16,700,000	$ 16,127,276	$ 16,173,363

NOTE D – INVESTMENTS IN CONTRACTS

The Partnership enters into Float Forward Contracts (the "Contracts") using its fundamental and technical analysis of market conditions to earn revenues. The Contracts are related to third party defeasance funding agreements and give the Partnership the right to invest excess funds during float periods between when the underlying escrowed securities mature or make interest payments and when the defeased obligations are required to make interest and/or principal payments.

The Contracts are stated at their amortized cost, which management has determined approximates the fair value of the Contracts. The fair value of the Contracts has been estimated based on the present value of the float reinvestment and substitution rights granted by the Contracts.

The following table is a summary of the Contract amounts and years to maturity for the Contracts held by the Partnership at December 31, 2005:

Years to maturity	Amount
0-2	$ 141,059
3-5	5,148,743
6-10	1,013,957
11-15	468,054
16-20	$ 492,245
Total investment in Contracts	$ 7,264,058

NOTE E – PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2005 are summarized as follows:

	Cost	Useful Life
Furniture and fixtures	$ 59,997	5 years
Computer equipment	108,621	3 years
Leasehold improvements	29,506	5 years
Office equipment	6,606	5 years
Building	411,303	27.5 years
	616,033	
Less accumulated depreciation and amortization	(160,668)	
	$ 455,365	

NOTE F – LEASE OBLIGATIONS

The Partnership leases office facilities under a noncancelable operating lease expiring in 2010. Pursuant to the lease agreement, the monthly lease payment will be adjusted annually for difference between the actual operating expenses for the previous year and the amount estimated and included. At December 31, 2005, future minimum rental commitments on such lease are as follows:

	Amount
Year ending December 31:	
2006	$ 87,986
2007	87,986
2008	87,986
2009	87,986
2010	87,986
	$ 439,930

Rent expense relating to office facilities was $92,591 for the year ended December 31, 2005.

NOTE G – LONG-TERM DEBT

Long-term debt is as follows at December 31, 2005:

	Amount
Mortgage Note Payable	$317,691

The Partnership entered into a mortgage with Woodforest National Bank on May 27, 2004. The mortgage is a $348,300 loan with a maturity date of June 1, 2034 and is secured by real property. The mortgage bears interest at the 6 month average London Interbank Offered Rate ("LIBOR") plus 2.200% rounded to the nearest one-eight of one percentage point (0.125%). The note is callable after 5 years. Interest expense relating to the mortgage payable was $17,112 for the year ended December 31, 2005. Future contractual maturities of long-term debt are as follows (assumes debt will not be called at May 27, 2009):

Years ending	
2007	$ 21,966
2008	21,966
2009	21,966
2010	21,966
Thereafter	229,827
Total	$317,691

NOTE H – MINIMUM CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2005, the Partnership had computed regulatory net capital of $20,138,262 which exceeded its required net capital of $100,000 by $20,038,262. The Partnership's aggregate indebtedness to net capital ratio at December 31, 2005 was .02 to 1.

NOTE I – EXEMPTION FROM RULE 15c3-3

The Partnership is exempt from rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under Section (k)(2)(ii) of that Rule. Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

SUPPLEMENTAL INFORMATION

TPR Investments, L.P.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net capital:		
Partners' capital per accompanying financial statements	$	28,110,373
Less nonallowable assets:		
HSBC cash account		9,040
Receivable		1,313
Deposits		265
HSBC securities cash account		203
Investment in contracts		7,264,058
Prepaid expenses		13,223
Fixed assets, net		455,365
Other asset		6,479
Haircut on investment securities - nonqualifying account		4,914
Haircut on investment securities - qualifying account		217,251
		7,972,111
Net capital	$	20,138,262
Minimum net capital requirement (the greater $100,000 or 6-2/3% of aggregate indebtedness)		100,000
Net capital in excess of required amount	$	20,038,262
Aggregate indebtedness	$	426,092
Ratio of aggregate indebtedness to net capital		.02 to 1

Note: There are no material differences between the computation of net capital and aggregate indebtedness as presented herein and as reported by the Partnership in Part II of Form X-17A5 as of December 31, 2005 filed on January 26, 2006.

See accompanying independent auditors' report.

Grant Thornton

Accountants and Business Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners
TPR Investments, L.P.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of TPR Investments, L.P. (the Partnership), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The General Partner is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

333 Clay Street
2700 Three Allen Center
Houston, TX 77002
T 832.476.3600
F 713.655.8741
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
January 20, 2006